UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Limbach Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53263P 105

(CUSIP Number)

1347 Investors LLC

105 S. Maple
Itasca, Illinois 60143
(630) 432-2442

With a copy to:

Derek D. Bork
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 53263P 105	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS 1347 Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,897,114(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,897,114(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,897,114(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes 599,000 shares of Common Stock underlying exercisable warrants.

(2)	Based on 7,643,133 shares of Common Stock reported by the Issuer as outstanding as of May 14, 2019 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019.

CUSIP No. 53263P 105	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Larry G. Swets, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,198
	8	SHARED VOTING POWER 1,897,114(1)(2)
	9	SOLE DISPOSITIVE POWER 13,198
	10	SHARED DISPOSITIVE POWER 1,897,114(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,910,312(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2%(3)(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The reporting person disclaims beneficial ownership of 1,897,114 of such shares.

(2)	Includes 599,000 shares of Common Stock underlying exercisable warrants.

(3)	Does not include 6,402 shares of Common Stock potentially issuable to Mr. Swets pursuant to grants of restricted stock units.

(4)	Based on 7,643,133 shares of Common Stock reported by the Issuer as outstanding as of May 14, 2019 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019.

CUSIP No. 53263P 105	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,897,114(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,904,694(1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,904,694(1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%(4)(5)
14.	TYPE OF REPORTING PERSON IN

(1)	The reporting person disclaims beneficial ownership of the shares.

(2)	Includes 599,000 shares of Common Stock underlying exercisable warrants.

(3)	7,580 of such shares are held in the customer accounts of CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”) (“CWA”). Fundamental Global Investors, LLC owns 50% of CWA. Mr. D. Kyle Cerminara is the Chief Executive Officer, Partner and Manager of Fundamental Global Investors, LLC. Mr. Cerminara also serves as Co-Chief Investment Officer of CWA. CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Mr. Cerminara, as manager of CWA, may each be deemed to beneficially own the number of shares held in CWA’s customer accounts. Each of Fundamental Global Investors, LLC and Mr. Cerminara expressly disclaims such beneficial ownership.

(4)	Does not include 3,200 shares of Common Stock potentially issuable to Mr. Cerminara pursuant to a grant of restricted stock units.

(5)	Based on 7,643,133 shares of Common Stock reported by the Issuer as outstanding as of May 14, 2019 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019.

CUSIP No. 53263P 105	13D	Page 5 of 7 Pages

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) amends, where indicated, the statement on Schedule 13D relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Limbach Holdings, Inc., a Delaware corporation (the “Issuer”), filed by 1347 Investors LLC (“1347 Investors”), Larry G. Swets, Jr. and D. Kyle Cerminara (together, the “Reporting Persons”) with the U.S. Securities and Exchange Commission on July 31, 2014 (the “Initial Schedule”), as amended by the Amendment No. 1 to Schedule 13D filed on February 25, 2015 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on August 5, 2016 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on July 25, 2017 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on December 13, 2017 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed on January 19, 2018 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed on July 16, 2018 (“Amendment No. 6”) and Amendment No. 7 to Schedule 13D filed on March 20, 2019 (“Amendment No. 7” and, together with the Initial Schedule, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the “Schedule 13D”).

Except as otherwise set forth herein, this Amendment No. 8 does not modify any of the information previously reported by the Reporting Persons on the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,917,892 shares of Common Stock, which represents approximately 23.3% of the Issuer’s outstanding shares of Common Stock and includes 599,000 shares of Common Stock underlying exercisable warrants.

1347 Investors directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly hold any of the shares of Common Stock disclosed in this Statement, except as described below.

Mr. Swets holds 13,198 shares of Common Stock directly. The share numbers reported for Mr. Swets in the table set forth on the cover page to this Statement do not include (i) 1,068 shares potentially issuable to Mr. Swets pursuant to restricted stock units granted on August 30, 2017, which will vest in full on January 1, 2020, (ii) 2,134 shares potentially issuable to Mr. Swets pursuant to restricted stock units granted on April 13, 2018, which will vest in equal installments on January 1, 2020 and January 1, 2021, and (iii) 3,200 shares potentially issuable to Mr. Swets pursuant to restricted stock units granted on February 27, 2019, which will vest in equal installments on January 1, 2020, January 1, 2021 and January 1, 2022. In each case, vesting of the restricted stock units is subject to Mr. Swets’ continued service as a director of the Issuer through the applicable vesting date.

The share numbers reported for Mr. Cerminara in the table set forth on the cover page to this Statement include 7,580 shares held in the customer accounts of CWA. Fundamental Global Investors, LLC owns 50% of CWA. Mr. Cerminara is the Chief Executive Officer, Partner and Manager of Fundamental Global Investors, LLC. Mr. Cerminara also serves as Co-Chief Investment Officer of CWA. CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Mr. Cerminara, as manager of CWA, may each be deemed to beneficially own the number of shares held in CWA’s customer accounts. Each of Fundamental Global Investors, LLC and Mr. Cerminara expressly disclaims such beneficial ownership. The share numbers reported for Mr. Cerminara in the table set forth on the cover page to this Statement do not include 3,200 shares potentially issuable to Mr. Cerminara pursuant to restricted stock units granted on March 26, 2019, which will vest in equal installments on January 1, 2020, January 1, 2021 and January 1, 2022, subject to Mr. Cerminara’s continued service as a director of the Issuer through the applicable vesting date.

Each percentage ownership of Common Stock set forth in this Statement is based on the 7,643,133 shares of Common Stock reported by the Issuer as outstanding as of May 14, 2019 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019.

(c) Transactions effected by 1347 Investors during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

CUSIP No. 53263P 105	13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Issuer.

Dated: May 31, 2019

1347 INVESTORS LLC

/s/ Larry G. Swets, Jr.
Larry G. Swets, Jr.
Manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

/s/ Larry G. Swets, Jr.
Larry G. Swets, Jr., individually

/s/ D. Kyle Cerminara
D. Kyle Cerminara, individually

CUSIP No. 53263P 105	13D	Page 7 of 7 Pages

Schedule A

Transactions in the Common Stock in the past 60 days

1347 Investors LLC:

Transaction Date	Number of Shares Bought/(Sold)(1)	Price Per Share ($)(1)
05/20/2019	(25,000)	$11.11
05/21/2019	(450,342)	10.6237
05/22/2019	(70,433)	10.4698
05/23/2019	(71,030)	10.0245
05/24/2019	(34,146)	10.1056
05/28/2019	(194,440)	10.0961
05/30/2019	(200,000)	9.0010

(1) The price per share reported is a weighted average price. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.